POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Exclusion)

.EX-99.1

Changes in Affiliates (Exclusion)

Jalisco Business Center SA DE CV, a subsidiary of POSCO E&C, has gone into liquidation for the following reasons.

•	Jalisco Business Center SA DE CV was established in order to participate in the construction of sewage-treatment facilities in Jalisco, Mexico.

•	However, POSCO E&C made a final decision not to participate in the above project.

Therefore, the Jalisco Business Center SA DE CV has been disaffiliated from the POSCO group.